Exhibit 2.1

PURCHASE AGREEMENT

IN RESPECT OF TELERADIOKOMPANIYA 31st KANAL LLP

January 25, 2008

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ARTICLE IX
MISCELLANEOUS			34
	9.1	Disclosure	34
	9.2	No Third Party Beneficiaries	34
	9.3	Entire Agreement	34
	9.4	Succession and Assignment	34
	9.5	Copies; Facsimile Signature; Language	34
	9.6	Headings	34
	9.7	Notices	34
	9.8	Governing Law	36
	9.9	Amendments and Waivers	37
	9.10	Severability	37
	9.11	Arbitration.	37
	9.12	Construction.	38
	9.13	Confidentiality	38

Exhibit A	Transfer Agreement
Exhibit B-1	Charter of Target
Exhibit B-2	Form of Charter of Services Companies
Exhibit C-1	Foundation Agreement in Respect of Target
Exhibit C-2	Form of Foundation Agreement in Respect of Services Companies
Exhibit D-1	Services Agreement with CTCM 31 Production
Exhibit D-2	Services Agreement with CTCM 31 Advertising
Exhibit E	Option Agreement
Exhibit F	Form of Opinions of Counsels to the Warrantors
Exhibit G	Form of Opinion of Counsel to the Purchaser

Schedule 1	Disclosure Schedule
Schedule 2	Licenses

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PURCHASE AGREEMENT

This Purchase Agreement (the “Agreement”) is entered into as of January 25, 2008, by and among:

•      CTC Media, Inc., a Delaware corporation (the “Purchaser”);

•      “Art Media Capital” Closed Unit Investment Fund of Risk Investments (the “Seller”), under the management of Kazkommerts Securities JSC, a joint stock corporation organized under the laws of the Republic of Kazakhstan;

•      Verny Capital JSC, a joint stock company organized under the laws of the Republic of Kazakhstan (the “Guarantor”);

•      “Vernye Investitsyi” Closed Unit Investment Fund of Risk Investments (the “Holder”) under the management of the Guarantor; and

•      Teleradiokompaniya 31st Kanal LLP, a limited liability partnership organized under the laws of the Republic of Kazakhstan (the “Target”).

All capitalized terms used in this Agreement and not otherwise defined shall have the meanings ascribed to them in Article VIII of this Agreement.

W I T N E S S E T H

WHEREAS, the Seller owns of record and beneficially the Acquired Interest;

WHEREAS, the Seller desires to sell to the Purchaser the Acquired Interest, and the Purchaser desires to acquire the Acquired Interest;

WHEREAS, the Holder will grant to the Purchaser an option to acquire additional units representing up to an additional thirty percent (30%) participation interest in the Target, under certain circumstances;

WHEREAS, the Target and the Service Companies will enter into certain exclusive agreements with respect to the provision of programming content to, and the sales of advertising time of, the Target; and

WHEREAS, in order to induce the Purchaser to enter into this Agreement, and in order to receive the benefits that will accrue to them if the Purchaser purchases the Acquired Interest and enters into the other transactions described herein, the Target, the Seller, the Holder and the Guarantor (collectively, the “Warrantors”, and individually, a “Warrantor”) have agreed to make certain representations, warranties and covenants as set forth herein;

NOW, THEREFORE, in order to consummate the purchase and sale of the Acquired Interest and the other transactions described herein, and in consideration of the mutual agreements set forth herein and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
SALE OF ACQUIRED INTEREST; PURCHASE PRICE

1.1           Sale and Purchase.  Subject to the terms, provisions and conditions contained in this Agreement, and on the basis of the representations, warranties and covenants herein set forth, the Seller hereby agrees to sell and deliver to the Purchaser at the Closing, free and clear of any Claims, units constituting twenty percent (20%) of the participation interest in the Target as of the Closing (the “Acquired Interest”), and the Purchaser hereby agrees to purchase the Acquired Interest from the Seller at the Closing for the Consideration.  Title to the Acquired Interest shall be transferred from the Seller to the Purchaser upon execution and delivery of the Transfer Agreement (as defined in Section 1.5(a)).

1.2           Consideration.

(a)           The purchase price for the Acquired Interest (the “Consideration”) shall be equal to Sixty-Five Million U.S. dollars (US$65,000,000), less fifty percent (50%) of the amount of Net Debt shown on the Closing Statement delivered pursuant to paragraph (b) below.

(b)           The Seller shall deliver, or cause to be delivered, to the Purchaser, not less than five (5) calendar days prior to Closing, a schedule (the “Closing Statement”) setting forth its good faith estimate of Net Debt as of Closing.  The Closing Statement shall be prepared in consultation with the CTC Representative.

1.3           Post-Closing Adjustment.  The Consideration set forth in Section 1.2(a) shall be subject to adjustment after the Closing Date as follows:

(a)           within fifteen (15) calendar days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a schedule (the “Post-Closing Statement”) setting forth the final calculation of Net Debt as of the Closing Date.  An amount equal to fifty percent (50%) of the difference between the Net Debt set forth on the Post-Closing Statement and the Net Debt set forth on the Closing Statement, if any, shall be referred to as the “Adjustment Amount”.

(b)           If the Adjustment Amount is positive then, within ten (10) calendar days after the delivery of the Post-Closing Statement (or ten (10) calendar days following the agreement or receipt of the determination referred to in clause (d) below, if applicable), the Seller shall pay an amount equal to the Adjustment Amount (by wire transfer) to the Purchaser.

(c)           If the Adjustment Amount is negative then, within ten (10) calendar days after the delivery of the Post-Closing Statement (or ten (10) calendar days following the agreement or receipt of the determination referred to in clause (d) below, if applicable), the Purchaser shall pay an amount equal to the Adjustment Amount (by wire transfer) to the Seller.

(d)           If the Seller objects to the Post-Closing Statement, it shall provide notice of such objection to the Purchaser within five (5) calendar days of delivery of such Post-Closing Statement.  The Seller and the Purchaser shall use good faith efforts to agree any adjustments to the Post-Closing Statement.  If the Seller and the Purchaser are unable to reach such agreement within ten (10) calendar days of delivery of the Seller’s objection to the Post-Closing Statement, the Seller and the Purchaser shall forward the Post-Closing Statement and the Closing Statement to an auditor approved by each of the Seller and the Purchaser to calculate the payment due under this Section 1.3, if any, which determination shall be binding upon the Parties.

1.4           The Closing.  The Closing shall take place at the offices of the Guarantor in Almaty, Kazakhstan, commencing at 10:00 a.m. local time on the Closing Date.

1.5           Actions at the Closing.  At the Closing:

(a)           subject to the initiation of the wire transfer described in Section 1.5(g) below, the Purchaser and the Seller shall execute and deliver the agreement on transfer, substantially in the form of Exhibit A (the “Transfer Agreement”).

(b)           the Warrantors shall deliver to the Purchaser the Warrantor Certificate;

(c)           the Seller shall deliver, or cause to be delivered, to the Purchaser the other certificates, instruments and documents referred to in Section 5.1(t);

(d)           the Purchaser shall receive from counsel to the Warrantors the Opinions referred to in Section 5.1(s);

(e)           the Purchaser shall deliver to the Seller the Purchaser Certificate;

(f)            the Purchaser shall deliver to Seller the various certificates, instruments and documents referred to in Section 5.2(f);

(g)           the Purchaser shall pay (by wire transfer) to the Seller the Consideration, and shall provide a SWIFT confirmation number in respect thereof;

(h)           the Purchaser and the Holder shall, at a general meeting of participants of the Target to be held at the Closing, approve and, in the presence of an authorized Kazakhstan notary, execute, the Charter of the Target, substantially in the form of Exhibit B-1 hereto; and

(i)            the Purchaser and the Holder shall, in the presence of an authorized Kazakhstan notary, execute the foundation agreement in respect of the Target, substantially in the form of Exhibit C-1 hereto.

1.6           Actions Following the Closing.  As soon as practicable following the Closing, the Target shall submit each of the Transfer Agreement and Charter to the competent division of the Ministry of Justice of the Republic of Kazakhstan for registration.

1.7           Failure to Register.  In the event that the competent division of the Ministry of Justice of the Republic of Kazakhstan refuses for any reason to register the changes of participants in the Target effected pursuant to this Agreement and such failure to register continues for a period of two (2) months from the Closing Date, the Target shall, no later than ten (10) business days following the expiration of such two-month period, provide notice to the Seller of such failure, and the Seller shall, within ten (10) business days of such notice, refund to the Purchaser the Consideration in full, such refund to be made by wire transfer to an account designated by the Purchaser in immediately available funds.

1.8           Guaranty.  Unless otherwise expressly provided in this Agreement, the Guarantor hereby guarantees to the Purchaser the performance of all obligations of the Seller and the Holder with respect to the representations, warranties, covenants and indemnities contained in this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE WARRANTORS

The Warrantors, jointly and severally, represent and warrant to the Purchaser that, except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).  The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II.  The disclosures in any section or subsection of the Disclosure Schedule shall qualify only the corresponding section or subsection in this Article II. For purposes of this Article II, the phrase “to the knowledge of the Warrantors” or any phrase of similar import shall be deemed to refer to the actual knowledge, after reasonable inquiry, of the directors and senior managers of each Warrantor.

2.1           Organization, Qualification and Corporate Power.  The Target is a limited liability partnership duly organized, validly existing and in good standing under the laws of Kazakhstan.  The Target has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  The Target has furnished to the Purchaser complete and accurate copies of its foundation documents (the “Charter”).  The Target is not in default under or in violation of any provision of its Charter.

2.2           Participation Interests.

(a)           The Seller owns the Acquired Interest free of any encumbrances, liens and restrictions on transfer.  The Holder will own at Closing the remaining eighty percent (80%) of the participation interest in the Target, free of any encumbrances, liens and restrictions on transfer.  All of the outstanding participation interests in the Target have been duly authorized and validly issued and the charter capital has been fully paid.

(b)           The Acquired Interest constitutes twenty percent (20%) of the participation interest in the Target.  The Seller has the right, power and authority to sell and transfer the Acquired Interest to the Purchaser pursuant to the terms of this Agreement.

(c)           The participation interest in the Target that is subject to the Option Agreement (the “Option Interest”) constitutes thirty percent (30%) of the participation interest in the Target. The Holder has the right, power and authority to sell, transfer and convey the Option Interest to the Purchaser pursuant to the terms of this Agreement and the Option Agreement.

(d)           Other than preemptive rights provided for by Kazakhstan law and other than in connection with the Option Agreement, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any participation interest in the Target is authorized or outstanding, (ii) the Target has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any participation interest any evidences of indebtedness or assets of the Target, and (iii) the Target has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any participation interests or any interest therein or to pay any dividend or to make any other distribution in respect thereof.

(e)           Other than the Option Agreement, there is no agreement, written or oral, between the Target and any holder of its participation interests relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or ‘drag along’ rights), or voting, of the participation interests in the Target.

2.3           Authorization of Transaction.  Each Warrantor has all requisite power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and to perform its respective obligations hereunder and thereunder.  The execution and delivery by each Warrantor of this Agreement and each other Transaction Agreement to which it is a party and the consummation by each Warrantor of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of such Warrantor.  This Agreement and each other Transaction Agreement to which it is a party have been duly and validly executed and delivered by each Warrantor and constitute valid and binding obligations of such Warrantor, enforceable against it in accordance with their respective terms.

2.4           Noncontravention.  Subject to receipt by the Purchaser of applicable anti-monopoly approvals and subject to the filings and registrations of the transaction contemplated by this Agreement with the National Bank of the Republic of Kazakhstan and the Almaty City Department of Justice, neither the execution and delivery by the Warrantors of this Agreement and the other Transaction Agreements to which it is a party, nor the consummation by the Warrantors of the transactions contemplated hereby and thereby, (a) conflict with or violate any provision of  any organizational documents of any Warrantor or the organizational documents of any Target Subsidiary, (b) require on the part of any Warrantor or any Target Subsidiary any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, including any Kazakhstan broadcasting, licensing or other authority, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which any Warrantor or any Target Subsidiary is a party or by which any Warrantor or any Target Subsidiary is bound or to which any of their respective assets is subject, (d) result in the imposition of any security interest upon any assets of the Target or any Target Subsidiary or (e) violate any treaty, order, writ, injunction, decree, statute, rule or regulation applicable to any Warrantor, any Target Subsidiary or any of their respective properties or assets.

2.5           Target Subsidiaries.

(a)           Section 2.5 of the Disclosure Schedule sets forth: (i) the number and type of outstanding securities/participation interest of each Target Subsidiary; (ii) the form of organization of each Target Subsidiary; and (iii) the names of the officers and directors of each Target Subsidiary.

(b)           Each Target Subsidiary is a limited liability partnership or a joint stock company duly organized, validly existing and in good standing under the laws of Kazakhstan.  Each Target Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  The Seller has delivered to the Purchaser complete and accurate copies of the organizational documents of each Target Subsidiary.  No Target Subsidiary is in default under or in violation of any provision of its organizational documents.  All of the issued and outstanding shares or participation interests of each Target Subsidiary are duly authorized and validly issued and free of preemptive rights (other than as provided by Kazakhstan law), and the charter capital of each Target Subsidiary has been fully paid.  All shares or participation interests of each Target Subsidiary are (or as of the Closing will be) held or owned directly by the Target free and clear of any restrictions on transfer, claims, security interests, options, warrants, rights, contracts, calls, commitments, equities and demands.  There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Target or any Target Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any shares or participation interests of any Target Subsidiary.  There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any shares or participation interests of any Target Subsidiary.

(c)           The Target does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity other than the Target Subsidiaries.

2.6           Financial Statements.  The Seller has provided to the Purchaser the Financial Statements. The Financial Statements (i) comply as to form in all material respects with applicable accounting requirements, (ii) were prepared in accordance with Kazakhstan accounting principles and practices applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such Financial Statements) and (iii) fairly present the financial position of the Target as of the dates thereof and the results of its operations and cash flows for the periods indicated, consistent with the books and records of the Target, except that the Management Accounts are subject to normal and recurring year-end adjustments which will not be material in amount or effect and do not include footnotes  Section 2.6 of the Disclosure Schedule sets forth a complete list of the auditor’s reports of each Target Subsidiary describing the financial status of each such company, a copy of each of which has been provided to the Purchaser.

2.7           Absence of Certain Changes.  Since December 31, 2007, there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Target Material Adverse Effect.

2.8           Undisclosed Liabilities.  None of the Target or the Target Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the balance sheets of each such company dated December 31, 2007 (the “Balance Sheets”) and (b) liabilities which have arisen since December 31, 2007 in the Ordinary Course of Business.

2.9           Tax Matters.

(a)           Each of the Target and the Target Subsidiaries has properly filed on a timely basis all tax returns that it was required to file, and all such tax returns were true, correct and complete.  Each of the Target and the Target Subsidiaries has paid on a timely basis all Taxes that were due and payable.  The unpaid Taxes of the Target and each Target Subsidiary for tax periods through December 31, 2007 do not exceed the accruals and reserves for Taxes set forth on such company’s Balance Sheet and all unpaid Taxes of the Target and each Target Subsidiary for all tax periods commencing after December 31, 2007 arose in the Ordinary Course of Business and are of a type and amount commensurate with Taxes attributable to prior similar periods.  Neither the Target nor any Target Subsidiary (i) has any actual or potential liability as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than the Target or any Target Subsidiary or (ii) is a party to or bound by any tax indemnity, tax sharing, tax allocation or similar agreement.  All Taxes that the Target or any Target Subsidiary was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.  The Target and each Target Subsidiary has maintained in proper form all records and documents in respect of periods prior to the Closing that would reasonably be expected to be required in connection with any future tax audit.

(b)           The Seller has delivered or made available to the Purchaser (i) complete and correct copies of all tax returns of the Target and any Target Subsidiary relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired and (ii) complete and correct copies of all notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Target or any Target Subsidiary relating to Taxes for all taxable periods for which the statute of limitations has not yet expired.  No examination or audit of any tax return of the Target or any Target Subsidiary by any Governmental Entity is currently in progress or, to the knowledge of the Seller, threatened or contemplated.  Neither the Target nor any Target Subsidiary has been informed by any jurisdiction that the jurisdiction believes that the Target or any Target Subsidiary was required to file any tax return that was not filed.  Neither the Target nor any Target Subsidiary has (x) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (y) requested any extension of time within which to file any tax return, which tax return has not yet been filed, or (z) executed or filed any power of attorney with any taxing authority.

(c)           There is no limitation on the utilization by either the Target or any Target Subsidiary of its net operating losses or similar items.

(d)           Neither the Target nor any Target Subsidiary is or has been a passive foreign investment company within the meaning of Sections 1291 through 1297 of the U.S. Internal Revenue Code of 1986, as amended.

(e)           There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Target or any Target Subsidiary, other than with respect to Taxes not yet due and payable.

2.10         Assets.

(a)           The Target or the applicable Target Subsidiary is the true and lawful owner, and has good title to, all of the assets (tangible or intangible) purported to be owned by the Target or the Target Subsidiaries, free and clear of all security interests other than those set forth in Section 2.10(a) of the Disclosure Schedule.  Each of the Target and the Target Subsidiaries owns or leases all tangible assets, including technical broadcasting equipment, sufficient for the conduct of its business as presently conducted and as presently proposed to be conducted.  Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(b)           Section 2.10(b) of the Disclosure Schedule lists individually (i) all fixed assets of the Target and the Target Subsidiaries having a book value exceeding the equivalent of US$20,000, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of December 31, 2007, (ii) all fixed assets of the Target Subsidiaries used by the Target Subsidiaries to provide broadcasting services, and (iii) all fixed assets of the Target which were written off by the Target during 2007 and had a book value exceeding $1,000 as of the date when they were written off.

(c)           Each item of equipment and other asset of which the Target or a Target Subsidiary has possession pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner under the applicable lease or contract, the obligations of the Target or such Target Subsidiary to such lessor or owner will have been discharged in full.

2.11         Owned Real Property.  Neither the Target nor any Target Subsidiary owns any real property.

2.12         Real Property Leases.  Section 2.12 of the Disclosure Schedule lists all leases in respect of real property and the term of such lease, any extension and expansion options, and the rent payable thereunder.  The Seller has delivered to the Purchaser complete and accurate copies of such leases.  With respect to each such lease:

(a)           such lease is legal, valid, binding, enforceable and in full force and effect;

(b)           such lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(c)           neither the Target nor any Target Subsidiary nor, to the knowledge of any Warrantor, any other party, is in breach or violation of, or default under, any such lease, and no event has occurred, is pending or, to the knowledge of any Warrantor, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the

Target or any Target Subsidiary or, to the knowledge of any Warrantor, any other party under such lease;

(d)           there are no disputes or oral agreements in effect as to such lease;

(e)           neither the Target nor any Target Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(f)            the Target is not aware of any security interest, easement, covenant or other restriction applicable to the real property subject to such lease which would reasonably be expected to materially impair the current uses or the occupancy by the Target or a Target Subsidiary of the property subject thereto.

2.13         Intellectual Property; Programming.

(a)           The Target and the Target Subsidiaries have the right to operate in Kazakhstan under the names “31st Kanal” (or ‘Channel 31’) and “Radio 31st”.

(b)           The Target and the Target Subsidiaries have or have had the right to broadcast all third-party programming that has been broadcast by them to date without, to the knowledge of the Warrantors, infringement of the rights of any third parties.  Following the Closing, the Target and the Target Subsidiaries will continue to have the right to broadcast the third-party programming in their current programming library in accordance with the terms of the applicable programming agreements, copies of which have been provided to the Purchaser.

(c)           The Target or a Target Subsidiary is the sole and exclusive owner of all programming produced by the Target or, to the knowledge of the Warrantors, any Target Subsidiary to date (the “In-House Programming”), free and clear of any security interests.  No licenses have been granted to any third party in respect of such In-House Programming, and no payments remain due to any party (other than compensation to employees of the Target or the Target Subsidiaries in the ordinary course) in respect of the production of any such In-House Programming.  All such In-House Programming will be available for unlimited future broadcasts by the Target and the Target Subsidiaries following Closing without any further payment to any party.  All employees and other persons involved in the creation of all such In-House Programming have duly and validly assigned their rights thereto to the Target or a Target Subsidiary, and all such assignments have been duly registered with the appropriate Governmental Entities.

2.14         Licenses and Permits.  Section 2.14 of the Disclosure Schedule sets forth a list of all licenses, permits, authorizations and certificates of the applicable ministries and agencies of the Kazakhstan government and local authorities, including, without limitation, those of the Ministry of Culture and Information of the Republic of Kazakhstan, and all other state authorities to conduct television and radio broadcasting and otherwise to conduct the business of the Target and each Target Subsidiary as currently conducted and proposed to be conducted, other than those which are not related to the authority to conduct television and radio broadcasting and the absence of which would not have, and would not be reasonably likely to result in, a Target Material Adverse Effect (the “Permits”).  All Permits have been obtained pursuant to current legislation.  Each Permit is in full force and effect and has not been suspended, cancelled, terminated or withdrawn; and, to the knowledge of the Warrantors, no suspension, cancellation, termination or withdrawal of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration.  The Target or the applicable Target Subsidiary is in compliance with the terms of each such Permit, including all affirmative obligations imposed by each such Permit.  Each such Permit will continue in full force and effect immediately following the Closing.

2.15         Contracts.

(a)           Section 2.15 of the Disclosure Schedule lists the following agreements (written or oral) to which the Target or any Target Subsidiary is a party as of the date of this Agreement and which involve more than the equivalent of US$50,000 over the life of the contract (except where a different threshold has been established by subsections 2.15(i) to 2.15(xv) below):

(i)            any agreement for the licensing or production of programming, including promotional materials;

(ii)           any agreement with respect to the future broadcasting, sale, placement or reservation of advertising, including agreements with respect to the placement of advertising by agencies and other third parties;

(iii)          any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of the equivalent of US$50,000 per annum or having a remaining term longer than six months;

(iv)          any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of the equivalent of US$50,000, or (C) in which the Target or any Target Subsidiary has agreed to purchase goods or services exclusively from a certain party;

(v)           any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(vi)          any agreement (or group of related agreements) under which the Target or any Target Subsidiary has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than the equivalent of US$50,000 or under which the Target or any Target Subsidiary has imposed (or may impose) a security interest on any of its assets, tangible or intangible;

(vii)         any agreement for the disposition of any portion of the assets or business of the Target or any Target Subsidiary or any agreement for the acquisition of the assets or business of any other entity;

(viii)        any material agreement concerning confidentiality;

(ix)           any employment or consulting agreement with any employee of the Target or any Target Subsidiary with any annual gross compensation (including commissions) of at least the equivalent of US$40,000 or a termination or notice period longer than one month;

(x)            any material agreement involving any current or former officer, director or shareholder of the Target or any Target Subsidiary or any affiliate thereof;

(xi)           any agreement under which the consequences of a default or termination would reasonably be expected to have a Target Material Adverse Effect;

(xii)          any agreement which contains any provisions requiring the Target or any Target Subsidiary to indemnify any other party;

(xiii)         any agreement that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of the Target or any of the Target Subsidiaries or of the Purchaser or any of its subsidiaries as currently conducted and as currently proposed to be conducted, including following the Closing;

(xiv)        any agreement under which the Target or any Target Subsidiary is restricted from conducting its business in any geographic area of Kazakhstan;

(xv)         any other agreement (or group of related agreements) either involving more than the equivalent of US$50,000 or not entered into in the ordinary course of the business of the Target and the Target Subsidiaries.

(b)           The Target has delivered to the Purchaser a complete and accurate copy of each agreement listed in Section 2.15 of the Disclosure Schedule.  With respect to each agreement so listed:  (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; (iii) each agreement has, if required by applicable law, been duly registered with the relevant Governmental Entities; and (iv) neither the Target nor any Target Subsidiary nor, to the knowledge of any Warrantor, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of any Warrantor, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Target or any Target Subsidiary or, to the knowledge of any Warrantor, any other party under such agreement.

2.16         Accounts Receivable.  All accounts receivable of the Target and the Target Subsidiaries reflected on each company’s Balance Sheet (other than those paid since the date thereof) are valid receivables subject to no setoffs or counterclaims and are current and collectible (within ninety (90) days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the applicable Balance Sheet, other than those set forth at Section 2.16(a) of the Disclosure Schedule.  A complete and accurate list of all accounts receivable greater than the equivalent of US$50,000 reflected on the Balance Sheets of the Target and the Target Subsidiaries, showing the aging thereof, is included in Section 2.16(b) of the Disclosure Schedule.  All accounts receivable of the Target and the Target Subsidiaries that have arisen since the date of the Balance Sheets are valid receivables subject to no setoffs or counterclaims and are collectible (within ninety (90) days after the date on which it first became due and payable), net of a reserve for bad debts in an amount proportionate to the reserve shown on the applicable Balance Sheet, other than those set forth at Section 2.16(c) of the Disclosure Schedule.  Neither the Target nor any Target Subsidiary has received any written notice from an account debtor stating that any account receivable in an amount in excess of the equivalent of US$50,000 is subject to any contest, claim or setoff by such account debtor.

2.17         Powers of Attorney.  Section 2.17 of the Disclosure Schedule lists all outstanding powers of attorney executed on behalf of the Target or any Target Subsidiary.

2.18         Insurance.  Section 2.18 of the Disclosure Schedule lists each insurance policy to which the Target or any Target Subsidiary is a party, all of which are in full force and effect.  The Target and each Target Subsidiary has all compulsory insurance required by the laws of the Republic of Kazakhstan.

2.19         Litigation.  Other than as set forth in Section 2.19 of the Disclosure Schedule, there is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity which is pending or has been threatened against the Target or any Target Subsidiary which (a) seeks either damages in excess of the equivalent of US$50,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. Other than as set forth in Section 2.19 of the Disclosure Schedule, there are no judgments, orders or decrees outstanding against the Target or any Target Subsidiary.

2.20         Employees.  Section 2.20 of the Disclosure Schedule contains a list of all employees of the Target and each Target Subsidiary whose annual rate of gross (i.e., before deduction of taxes, etc.) compensation (including commissions) exceeds the equivalent of US$40,000 per year, along with the position and the annual rate of compensation of each such person.  The Target and each Target Subsidiary are in compliance with all applicable laws relating to the hiring and employment of employees.  All employment agreements with employees of the Target and each Target Subsidiary comply with all requirements of the Labor Code of the Republic of Kazakhstan that came into force as of June 1, 2007.  Neither the Target nor any Target Subsidiary has experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

2.21         Employee Benefits.  Section 2.21 of the Disclosure Schedule contains a list of all pension or retirement benefit plans or private health care benefits provided for its employees.

2.22         Advertisers.  Section 2.22 of the Disclosure Schedule sets forth a list of each advertiser or advertising agency or placement service that accounted for more than five percent (5%) of the revenues of the Target or any Target Subsidiary (on an unconsolidated basis) during the last full fiscal year or the interim period through the date of the Balance Sheets, and the amount of revenues accounted for by each such party during each such period.  No such advertiser, advertising agency or placement service has indicated that as a result of the transactions contemplated by this Agreement it will stop, or decrease the rate of, buying advertising from the Target or any Target Subsidiary; and no Warrantor has any reason to believe (i) that the level of advertising revenues of the Target and the Target Subsidiaries in the 12-month period following Closing will be lower than such revenues in the 12-month period preceding Closing or (ii) that the sales efforts of the advertising sales staff of the Target and the Target Subsidiaries or those of any third-party advertising agency or placement service currently used by the Target or any Target Subsidiary will be lower in the 12-month period following Closing than in the 12-month period preceding Closing.  Notwithstanding the foregoing, the Warrantors make no representation or warranty to the Purchaser in respect of the amount or value of advertising placed, or the conclusion of contracts with advertisers or advertising agencies made or which may be made, pursuant to Contract No. 01-дK-KZ dated December 28, 2007 (with “Video International”, Kazakhstan) or any successor, replacement or amendment thereto pursuant to which the Target cannot control the amount of revenue from the placement of advertising.

2.23         Legal Compliance.  Each of the Target and each Target Subsidiary is currently conducting, and has at all times conducted, its business in compliance with each applicable law (including rules and regulations thereunder) of any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Material Adverse Effect.  Neither the Target nor any Target Subsidiary has received any notice or communication from any Governmental Entity alleging noncompliance with any applicable law, rule or regulation.

2.24         No Unlawful Payments.  Neither the Target nor any of the Target Subsidiaries nor, to the knowledge of any Warrantor, any director, officer, agent, employee or other person acting on behalf of the Target or any of the Target Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any government official or employee from corporate funds, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any applicable law or regulation implementing the OECD convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

2.25         Money Laundering.  To the knowledge of the Warrantors, the operations of the Target and the Target Subsidiaries are and have been conducted at all times in compliance with applicable Kazakhstan laws on money laundering (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Target or any of Target Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Warrantors, threatened.

2.26         Stamp Duty.  No stamp, issuance, transfer or other similar taxes or duties are payable by or on behalf of the Purchaser in Kazakhstan or any political subdivision or taxing authority thereof on (i) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, or (ii) the transfer of the Acquired Interest to the Purchaser pursuant to the terms thereof.

2.27         No Restrictions on Target Subsidiaries.  Except as would not be reasonably expected to have a Target Material Adverse Effect, no Target Subsidiary is currently prohibited,

directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends, from making any other distribution on such Target Subsidiary’s share capital or participation interests, from repaying any intercompany loans or advances or from transferring any of such Target Subsidiary’s properties or assets to the Target or any other Target Subsidiary.

2.28         Certain Business Relationships With Related Parties.  As of the Closing, no Affiliate of the Target or of any Target Subsidiary will (a) own any property or right, tangible or intangible, which is used in the business of the Target or any Target Subsidiary, (b) have any claim or cause of action against the Target or any Target Subsidiary, or (c) owe any money to, or be owed any money by, the Target or any Target Subsidiary.  Section 2.28 of the Disclosure Schedule describes any commercial transactions or relationships between the Target or a Target Subsidiary and any Affiliate thereof which occurred or have existed since January 1, 2005.

2.29         Brokers’ Fees.  Neither Target nor any Target Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.30         Books and Records.  The minute books and other similar records of the Target and each Target Subsidiary contain complete and accurate records of all material actions taken at any meetings of the Target’s or such Target Subsidiary’s shareholders, members, supervisory board, management board or other governing body or any committee thereof and of all written consents executed in lieu of the holding of any such meeting, in compliance with the applicable legislation of the Republic of Kazakhstan.  The books and records of the Target and each Target Subsidiary accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Target or such Target Subsidiary and have been maintained in accordance with good business and bookkeeping practices.  Section 2.30 of the Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Target and the Target Subsidiaries and the names of persons having signature authority with respect thereto or access thereto.

2.31         Disclosure.  No representation or warranty by any Warrantor contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of any Warrantor or any Target Subsidiary pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.  The Seller has disclosed to the Purchaser all material information relating to the business of the Target or any Target Subsidiary or the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Warrantors that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing.

3.1           Organization and Corporate Power.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

3.2           Authorization of Transaction.  The Purchaser has all requisite power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party and to perform its obligations hereunder and thereunder.  The execution and delivery by the Purchaser of this Agreement and each other Transaction Agreement to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Purchaser, including approval of the Board of Directors of the Purchaser.  This Agreement and each other Transaction Agreement to which it is a party have been duly and validly executed and delivered by the Purchaser and constitute a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.  The Purchaser has provided the Warrantors with true and correct evidence of the corporate authority of the person signing this Agreement on behalf of the Purchaser.

3.3           Noncontravention.  Subject to the receipt of applicable Kazakh or other anti-monopoly approvals, neither the execution and delivery by the Purchaser of this Agreement or any other Transaction Agreement to which it is a party, nor the consummation by the Purchaser of the transactions contemplated hereby and thereby, (a) conflict with or violate any provision of the charter or by-laws of the Purchaser, (b) require on the part of the Purchaser any filing with, or permit, authorization, consent or approval of, any Governmental Entity (other than any disclosure that may be required to be made or filed (including copies of any Transaction Agreement) pursuant to the rules of the U.S. Securities and Exchange Commission or The Nasdaq Stock Market), (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any material contract or instrument to which the Purchaser is a party or by which it is bound or to which any of its assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the transactions contemplated hereby or thereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Purchaser or any of its properties or assets.

3.4           Litigation.  There is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity which is pending or has been threatened against the Purchaser which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding against the Purchaser.

3.5           Financing.  The Purchaser has sufficient funds available to it to enable it to perform its obligations under this Agreement, including the payment of the Consideration.

3.6           Acquisition For Own Account.  The Purchaser is acquiring the Acquired Interest for its own account.

ARTICLE IV
COVENANTS

4.1           Closing Efforts.

(a)           Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the Closing are satisfied.

(b)           The Warrantors shall ensure that the Disclosure Schedule does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

4.2           Operation of Business.  Except as contemplated by this Agreement (including, without limitation, in connection with the Corporate Reorganization), during the period from the date of this Agreement to the Closing, the Target shall (and shall cause each Target Subsidiary to), and the Guarantor shall guaranty that the Target and each Target Subsidiary shall, conduct its operations in the Ordinary Course of Business and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, preserve in effect all Permits, keep available the services of its current managers and employees and preserve its relationships with advertisers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect.  Without limiting the generality of the foregoing, prior to the Closing and other than in connection with the Corporate Reorganization, the Target shall not (and shall cause each Target Subsidiary not to), and the Guarantor shall guaranty that the Target and each Target Subsidiary shall not, without the written consent of the Purchaser:

(a)           issue or sell any shares, interests or other securities of the Target or any Target Subsidiary or any options, warrants or rights to acquire any such shares, interests or other securities, or repurchase or redeem any shares, interests or other securities of the Target or any Target Subsidiary;

(b)           split, combine or reclassify any share capital or membership interests; or declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the share capital or participation interests of the Target or any Target Subsidiary;

(c)           make any borrowings from financial institutions, individuals or legal entities; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity;

(d)           enter into, adopt or amend any employee benefit plan or any employment or severance agreement or arrangement of the type described in Section 2.21 or (except for normal increases in the Ordinary Course of Business increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, senior managers or employees, generally or individually, or pay any bonus or other benefit to its directors, senior managers or employees (except for existing payment obligations listed in Section 2.20 of the Disclosure Schedule) or hire any new senior managers or (except in the Ordinary Course of Business) any new employees;

(e)           acquire, sell, lease, license or dispose of any assets or property (including any shares or interests in or securities of any Target Subsidiary), other than purchases and sales of assets in the Ordinary Course of Business;

(f)            mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

(g)           discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business;

(h)           amend its organizational documents, except for amendments made for purposes of the transactions contemplated by this Agreement;

(i)            enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any contract or agreement of a nature required to be listed in Section 2.12 (Real Property Leases), Section 2.13 (Intellectual Property and Technology) or Section 2.15 (Contracts) of the Disclosure Schedule;

(j)            make or commit to make any capital expenditure, or enter into any contract involving, or otherwise make or commit to make any payment, in excess of US$50,000 (net of applicable taxes) without approval of the CTC Representative;

(k)           institute or settle any Legal Proceeding;

(l)            take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties relating to the Target or any Target Subsidiary set forth in this Agreement becoming untrue or (ii) any of the conditions to the Closing set forth in Article V not being satisfied; or

(m)          agree in writing or otherwise to take any of the foregoing actions.

4.3           Access to Information.

(a)           To facilitate the access of the CTC Representative and any co-workers and advisors reasonably selected by him to all premises, properties, financial, tax and accounting records (including the work papers of the Target’s and the Target Subsidiaries’ independent accountants), contracts, other records and documents, and personnel, of or pertaining to the Target and each Target Subsidiary, the Target shall (and shall cause each Target Subsidiary to)

agree with the Purchaser the terms of such access, provided that such access shall be at reasonable times, and in a manner so as not to interfere with the normal business operations of the Target and the Target Subsidiaries.

(b)           Prior to the Closing Date the Warrantors shall introduce the Purchaser to the Target Group’s principal advertisers and employees to facilitate discussions between such persons and the Purchaser in regard to the Purchaser’s conduct of the business of the Target Group following the Closing.

4.4           Exclusivity.

(a)           The Warrantors shall not, and each of the Warrantors shall cause each of its directors, senior managers, employees, representatives and agents not to, (i) directly or indirectly through any other party engage in any negotiations with or provide any information in relation to a potential acquisition of, or other major transaction involving, the Target or any Target Subsidiary, except for information in the public domain as of the date of this Agreement, to any other person, firm or corporation with respect to an acquisition transaction involving the Target or any Target Subsidiary, (ii) directly or indirectly through any other party solicit any proposal relating to the acquisition of, or other major transaction involving, the Target or any Target Subsidiary and will notify the Purchaser promptly of the receipt of any unsolicited offer therefor, or (iii) dispose of any assets that would constitute a part of the business of the Target Group other than in the Ordinary Course of Business.

(b)           If such Warrantor receives any inquiry, proposal or offer of the nature described in paragraph (a) above, a Warrantor shall, within one business day after such receipt, notify the Purchaser of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

(c)           In the event of any breach of the provisions of Section 4.4(a), unless the Closing is consummated upon the terms described in this Agreement, the Seller will pay to the Purchaser a cancellation fee in the amount of Ten Million U.S. Dollars (US$10,000,000).  Such cancellation fee shall be the Purchaser’s sole remedy in respect of any such breach and no Warrantor shall be subject to any further remedy (equitable or otherwise) or liability in respect thereof.

4.5           Expenses.  Except as set forth in Section 4.4(c) and Article VI, each of the Parties shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

4.6           Use of Consideration.  The Seller represents, warrants and covenants to the Purchaser as of the date hereof and as of the Closing that:

(a)           The Seller and its directors, employees and agents are aware of, and agree to abide by, the obligations imposed by the laws of the United States and Kazakhstan dealing with payments to governments, political parties and candidates, public international organizations, or related persons for the purpose of obtaining or retaining business for or with, or directing business to, any person, or for the purpose of obtaining any improper advantage.

(b)           No portion of the Consideration shall, directly or indirectly, be paid, received, transferred, loaned, offered, promised or furnished (hereinafter collectively described as “paid”):

(i)            to or for the use of any officer or employee of any government or any department, agency, instrumentality or corporation thereof or controlled thereby, or of a public international organization, or any political party or official of a political party or any candidate for a political office, or any person acting for or on behalf of any of the foregoing, or any person or firm who has paid or will pay any portion thereof to any of the foregoing, for the purpose of obtaining or retaining business for or with, or directing business to, any person, or for the purpose of obtaining any improper advantage.  None of such persons are a legal or beneficial owner of any share capital of, or other ownership interest in, the Seller; or

(ii)           in any other manner which will violate the tax, currency, exchange, commercial bribery, or other laws of the United States, Kazakhstan or any other applicable jurisdiction.

(c)           The Seller will accurately and properly report the receipt of the Consideration to the appropriate tax authorities and ensure that all Taxes required to be paid thereon by the Seller are properly paid in a timely fashion.

(d)           Notwithstanding any other provision of this Agreement to the contrary, the Warrantors, excluding the Seller, shall have no liability for any breach of this Section 4.6 by the Seller.

ARTICLE V
CONDITIONS TO CLOSING

5.1           Conditions to Obligations of the Purchaser.  The obligation of the Purchaser to consummate the Closing is subject to the satisfaction (or waiver by the Purchaser) of the following conditions:

(a)           Service Companies. The Purchaser and the Holder shall have:

(i)            jointly formed a new limited liability partnership under Kazakhstan law, with a charter substantially in the form of Exhibit B-2 hereto and a foundation agreement substantially in the form of Exhibit C-2 hereto, for the purposes of production and/or supply of programming content to the Target (for purposes of this Agreement, “CTCM 31 Production”), and the Holder shall have subscribed for or acquired a thirty percent (30%) interest and the Purchaser shall have subscribed for or acquired a seventy percent (70%) interest therein; and

(ii)           jointly formed a new limited liability partnership under Kazakhstan law, with a charter substantially in the form of Exhibit B-2 hereto and a foundation agreement substantially in the form of Exhibit C-2 hereto,  for the purposes of sale of advertising time of the Target (for purposes of this Agreement, “CTCM 31 Advertising”), and the Holder shall have subscribed for or acquired a forty percent (40%) interest in CTCM 31 Advertising and the Purchaser shall have subscribed for or acquired a sixty percent (60%) interest in CTCM 31

Advertising.  CTCM 31 Production and CTCM 31 Advertising together shall be referred to as the “Service Companies” and each, a “Service Company”.

(b)           Registration of Service Companies.  The Service Companies shall have been duly registered with the applicable governmental authorities in Kazakhstan.

(c)           Service Agreements.  The Target shall have entered into exclusive agreements (the “Service Agreements”) with each of CTCM 31 Production and CTCM 31 Advertising substantially in the forms attached hereto as Exhibit D-1 and Exhibit D-2.

(d)           Option Agreement. The Holder shall have entered into an option agreement (the “Option Agreement”) with the Purchaser in the form attached hereto as Exhibit E.

(e)           Target Subsidiaries.  Each Target Subsidiary shall be a wholly owned Subsidiary of the Target and the Target shall have no Subsidiaries other than the Target Subsidiaries.

(f)            Licenses.  The Target and each Target Subsidiary shall have obtained and shall hold all required licenses, permits and authorizations to broadcast in their respective regions and otherwise required to conduct their businesses (including, without limitation, the licenses indicated on Schedule 2 hereto and Section 2.14 of the Disclosure Schedule); and all such licenses, permits and authorizations shall be in full force and effect.

(g)           Consolidation.  The Purchaser shall be reasonably satisfied that the Purchaser shall have a sixty percent (60%) economic interest in the financial results of the Target Group and the Service Companies, taken as a whole, without adverse tax or accounting consequences to the Target Group or the Purchaser; enabling the Purchaser to consolidate the balance sheets and results of operations of the Target Group and the Service Companies in accordance with US GAAP.

(h)           Absence of Adverse Change.  There shall have been no material adverse change in the business, properties, operations, condition (financial or otherwise), prospects, assets or liabilities of the Target Group since December 31, 2007. For purposes of this provision a material adverse change is any event or circumstance which (i) has or would reasonably be expected to have a negative impact on the gross revenues of the Target Group on a consolidated basis for the four financial reporting quarters immediately following the date of this Agreement on a consolidated basis, in an amount greater than ten percent (10%) of the gross revenues of the Target Group on a consolidated basis for the four financial reporting quarters immediately preceding the date of this Agreement; or (ii) has led or would reasonably be expected to lead to a reduction in the net asset value of the Target Group based on the net value as set out in the Management Accounts on a consolidated basis of more than ten percent (10%), or (iii) has led or would reasonably be expected to lead to significant harm to the reputation of the Target Group; provided, however, that no event or circumstance resulting directly from an action required by the Purchaser or any Affiliate of the Purchaser (including, without limitation, CTCM 31 Advertising), shall be deemed to constitute a material adverse change; and further provided that no reduction in the aggregate amount or value of advertising placed, or in the number or scope of contracts with advertisers or advertising agencies made or which may be made, pursuant to Contract No. 01-ДK-KZ dated December 28, 2007 (with “Video International”, Kazakhstan) or any successor, replacement or amendment thereto pursuant to which the Target cannot control the amount of revenue from the placement of advertising, shall be deemed to constitute a material adverse change.

(i)            Governmental and Economic Change; Taxation.  There shall not have occurred a material adverse change in the governmental or economic conditions in Kazakhstan, including but not limited to a downgrade in Kazakhstan’s sovereign debt to a rating that is at or below B1 or B+ by Moody’s or Standard & Poor’s, respectively; and there shall not have occurred an increase in the overall statutory tax rate in Kazakhstan to a rate greater than fifty percent (50%) of income before Taxes.

(j)            Repayment of Debt.  All loans between any member of the Target Group and any Affiliate thereof shall have been repaid.

(k)           Lease.  The Target shall have entered into a new or amended lease in respect of the Target’s principal premises in Almaty, for a term of not less than twelve (12) months and at a rent agreed with the Holder and the Purchaser not greater than current market rates.

(l)            Related-Party Matters.  All contracts, agreements and arrangements for the payment of fees or provision of services between any member of the Target Group and any Affiliate thereof shall have been terminated, unless specifically approved in writing by the Purchaser.  The Seller, the Holder and the Guarantor shall indemnify the Target and the Purchaser against any liability, including in respect of Taxes, that may arise as a result of any Affiliate transactions, other than those specifically approved in writing by the Purchaser.

(m)          Government and Third Party Approvals.  The Transaction shall have been approved by all government agencies and third parties from whom such approval is required, including, without limitation, any Kazakhstan broadcast or media licensing authorities and any applicable competition or anti-monopoly authorities.  The Purchaser shall use its Reasonable Best Efforts to obtain any required approvals or consents from applicable anti-monopoly authorities, including those of the Republic of Kazakhstan, prior to Closing.

(n)           Exchange Controls Compliance.  The Seller shall have registered a copy of this Agreement with the National Bank of Kazakhstan pursuant to applicable laws and regulations pertaining to foreign exchange controls.

(o)           Representations and Warranties. The representations and warranties of the Warrantors shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

(p)           Compliance. The Warrantors shall have performed or complied with the agreements and covenants required to be performed or complied with by them under this Agreement as of or prior to the Closing.

(q)           Absence of Legal Proceeding. No Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) have, individually or in the aggregate, a Target Material Adverse Effect, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(r)            Warrantor Certificate. The Warrantors shall have delivered to the Purchaser the Warrantor Certificate.

(s)           Opinions. The Purchaser shall have received from counsels to the Warrantors opinions in substantially the form attached hereto as Exhibit F, addressed to the Purchaser and dated as of the Closing Date.

(t)            Other Certificates and Instruments. The Purchaser shall have received such other certificates and instruments (including certified charter documents, documents as to the appointment of directors and senior managers and the adoption of authorizing resolutions required in accordance with Kazakhstan law) as it shall reasonably request in connection with the Closing.

(u)           Bank Statements. The Seller shall have delivered to the Purchaser a copy of any and all bank statements of the Target Group showing the cash and cash equivalents of the Target Group as of the business day immediately prior to Closing Date.

(v)           Disclosure Schedule.  The Warrantors shall have delivered the final Disclosure Schedule to the Purchaser, not less than fifteen (15) days prior to the Closing Date, in form and substance acceptable to the Purchaser in its sole discretion (the “Disclosure Schedule”).

(w)          Waivers of Pre-Emptive Rights.  The Holder shall have delivered to the Purchaser a letter signed by an authorized representative of the Holder and a certified copy of a resolution of the authorized body of the Holder regarding the waiver of the Holder’s pre-emptive right to purchase the Acquired Interest or any portion thereof.  The Target shall have delivered to the Purchaser a letter signed by an authorized representative of the Target and a certified copy of a resolution of the authorized body of the Target regarding the waiver of the Target’s pre-emptive right to purchase the Acquired Interest or any portion thereof.

(x)            Termination of the Agreement with the Independent Registrar.  The Target shall have terminated its agreement on maintenance of the register of participants of the Target with the independent registrar Fondovyi Tsentr Joint Stock Company.

(y)           Foundation Agreement between the Seller and the Holder.   The Seller and the Holder shall have entered into a foundation agreement and the Seller shall have provided a notarized copy of such foundation agreement to the Purchaser.

5.2           Conditions to Obligations of the Warrantors.  The obligations of the Warrantors to consummate the Closing are subject to the satisfaction of the following additional conditions:

(a)           Representations and Warranties. The representations and warranties of the Purchaser contained in Article III shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing.

(b)           Compliance. The Purchaser shall have performed or complied with the agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing.

(c)           Absence of Legal Proceeding. No Legal Proceeding shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect.

(d)           Purchaser Certificate. The Purchaser shall have delivered to the Seller the Purchaser Certificate.

(e)           Opinion. The Warrantors shall have received from counsel to the Purchaser an opinion in substantially the form attached hereto as Exhibit G, addressed to each of the Warrantors and dated as of the Closing Date.

(f)            Other Certificates and Instruments. The Seller shall have received from the Purchaser such other certificates and instruments (including certified charter documents, documents as to the appointment of officers and the adoption of authorizing resolutions as required under Delaware law) as it shall reasonably request in connection with the Closing.

(g)           Service Companies. The Purchaser and the Holder shall have:

(i)            jointly formed CTCM 31 Production, and the Holder shall have subscribed for or acquired a thirty percent (30%) interest and the Purchaser shall have subscribed for or acquired a seventy percent (70%) interest therein; and

(ii)           jointly formed CTCM 31 Advertising, and the Holder shall have subscribed for or acquired a forty percent (40%) interest in CTCM 31 Advertising and the Purchaser shall have subscribed for or acquired a sixty percent (60%) interest in CTCM 31 Advertising.

(h)           Service Agreements.  The Target shall have entered into the Service Agreements.

(i)            Option Agreement. The Purchaser shall have entered into the Option Agreement.

(j)            Government and Third Party Approvals.  The Transaction shall have been approved by all government agencies and third parties from whom such approval is required, including, without limitation, any Kazakhstan broadcast or media licensing authorities and any applicable competition or anti-monopoly authorities.  The Purchaser shall use its Reasonable

Best Efforts to obtain any required approvals or consents from applicable anti-monopoly authorities, including those of the Republic of Kazakhstan, prior to Closing.

ARTICLE VI
INDEMNIFICATION; LIQUIDATED DAMAGES

6.1           Indemnification by the Warrantors.  The Warrantors shall jointly and severally indemnify the Purchaser in respect of, and hold it harmless against, any and all Damages incurred or suffered by the Target Group or the Purchaser or any Affiliate of the Purchaser resulting from, relating to or constituting:

(a)           any breach, as of the date of this Agreement or as of the Closing, of any representation or warranty of the Warrantors contained herein or in any other agreement or instrument furnished by the Warrantors to the Purchaser pursuant hereto;

(b)           any failure to perform any covenant or agreement of the Warrantors contained herein or in any other Transaction Agreement, including, without limitation, the Service Agreements;

(c)           any breach by the Holder of any of the Foundation Agreements; and

(d)           any breach by the Holder of the Option Agreement.

6.2           Indemnification in Respect of Tax.  Without limiting the generality of the obligations set forth in Section 6.1, the Warrantors shall specifically indemnify the Purchaser against any and all liabilities of the Target or any Target Subsidiary in respect of Taxes for the period from January 1, 2007 through the Closing Date, including, without limitation, any such Taxes identified in any tax audit conducted after Closing by the competent state tax authorities of Kazakhstan; provided that the Guarantor, Holder and Seller have been duly informed of the commencement of such audit and shall have been given an opportunity to participate in such audit.  Notwithstanding any other indemnification provisions contained herein, the Seller, the Guarantor and/or the Holder shall provide payment in full in immediately available funds of any amount equal to any such Taxes no later than fifteen (15) days following receipt by the Target of such audit determination.

6.3           Indemnification by the Purchaser.  The Purchaser shall indemnify the Seller and the Holder in respect of, and hold them harmless against, any and all Damages incurred or suffered by any of them resulting from, relating to or constituting:

(a)           any breach, as of the date of this Agreement or as of the Closing, of any representation or warranty of the Purchaser contained herein or in any other agreement or instrument furnished by the Purchaser pursuant hereto; or

(b)           any failure to perform any covenant or agreement of the Purchaser contained herein or in any other Transaction Agreement.

6.4           Indemnification Claims.

(a)           In the event of the commencement of a Third Party Action, an Indemnified Party shall give written notification to the Indemnifying Party. Such notification shall be given within thirty (30) days after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure.  Within twenty (20) calendar days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified pursuant to this Article VI and (B) the ad damnum is less than or equal to the amount of Damages for which the Indemnifying Party is liable under this Article VI and (ii) the Indemnifying Party may not assume control of the defense of a Third Party Action involving criminal liability or in which equitable relief is sought against the Indemnified Party.  If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense.  The Non-controlling Party may participate in such defense at its own expense.  The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto.  The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action.  The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 6.4(a) or (ii) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action.  The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Indemnified Party shall not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and has no other adverse effect on the Indemnified Party.  The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(b)           In order to seek indemnification under this Article VI, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.

(c)           Within twenty (20) calendar days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall:  (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by wire transfer, (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by wire transfer, or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

(d)           During the thirty (30) calendar-day period following the delivery of a Response that reflects an Indemnification Dispute, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Indemnification Dispute.  If the Indemnification Dispute is not resolved within such 30-day period, the matter shall be referred to the CEO/Managing Director of each of the Indemnifying Party and the Indemnified Party. If after two in-person consultations between such executives the matter remains unresolved, the Indemnified Party shall submit the Indemnification Dispute to binding arbitration, and the provisions of Section 9.11 shall become effective with respect to such Indemnification Dispute.

(e)           Notwithstanding the other provisions of this Section 6.4 or Section 9.11, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Article VI, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) such Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VI, and (iii) such Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VI, for any such Damages for which it is entitled to indemnification pursuant to this Article VI (subject to the right of the Indemnifying Party to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VI and Section 9.11 of this Agreement).

6.5           Survival of Representations and Warranties.  All representations and warranties that are covered by the indemnification provisions in Section 6.1(a) and Section 6.3(a) shall (a) survive the Closing and (b) shall expire on the third anniversary of the Closing Date, except that (i) the representations and warranties set forth in Sections 2.1 (Organization, Qualification and Corporate Power), 2.2 (Participation Interest), 2.3 (Authorization of Transaction), 3.1 (Organization and Corporate Power) and 3.2 (Authorization of Transaction) shall survive the Closing and (ii) the representations and warranties set forth in Section 2.9 (Tax Matters) shall survive until thirty (30) calendar days following expiration of all statutes of limitation applicable to the matters referred to therein.  If an Indemnified Party delivers to an Indemnifying Party, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or an Expected Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice.  If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Indemnifying Party.  The rights to indemnification set forth in this Article VI shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date (including through supplements to the Disclosure Schedule) with respect to the inaccuracy of or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnified Party of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

6.6           Threshold.  Notwithstanding anything to the contrary herein, no claims shall be made brought unless the Claimed Amount is at least US$200,000 (provided, however, that in the event that the Claimed Amount exceeds such threshold the Claimed Amount may include the entire amount of such damages and not only the excess).

6.7           Limitations.

(a)           Notwithstanding anything to the contrary herein, the aggregate liability of the Warrantors for Damages under this Article VI shall not exceed the Fair Market Value of the Acquired Interest (as defined below); provided that the limitation set forth in this sentence shall not apply to a claim pursuant to Section 6.1(a) relating to a breach of the representations and warranties set forth in Sections 2.1 (Organization, Qualification and Corporate Power), 2.2 (Participation Interest), or 2.3 (Authorization of Transaction), or any action or omission constituting fraud or willful misconduct.

(b)           For purposes of this Section 6.7, the “Fair Market Value of the Acquired Interest” shall mean fifty percent (50%) of the fair market value of the Target (on a cash free / debt free basis) as of the date of delivery of the applicable Claim Notice, as determined by consensus by two internationally recognized investment banks, one appointed by the Purchaser and one appointed by the Warrantors (excluding the Target) acting jointly, and each agreeable to each of the Purchaser and the Warrantors (excluding the Target), neither of which shall be a related party of the Purchaser or any Warrantor or have provided any material services to any party in connection with the Target or the transactions contemplated by this Agreement. The Purchaser, on the one hand, and the Warrantors (excluding the Target), on the other hand, shall bear the costs of valuation by the investment bank appointed by such party. In the event that such banks produce differing valuations, within thirty (30) calendar days from the date of receipt of such differing valuations by both the Purchaser and the Warrantors (excluding the Target), they shall mutually agree upon a third independent appraiser, which shall produce a further independent valuation.  The costs of such further independent valuation shall be equally shared by the Purchaser, on the one hand, and the Warrantors (excluding the Target), on the other hand.  The final valuation shall be the arithmetical average of the closest two of the three valuations.

6.8           Liquidated Damages.

(a)           In the event that the Put Option (as defined in the Option Agreement) becomes exercisable pursuant to the terms thereof, and the Holder breaches its obligation to purchase the CTC Interest (as defined in the Option Agreement) pursuant to the terms thereof,  or it is then impossible to complete the transfer of the CTC Interest (whether because such interest has become void or because such transfer has become unlawful due to a final determination by any competent Governmental Entity in relation to a violation of the restriction on the ownership of a mass media in the Republic of Kazakhstan by a non-Kazakh entity), the Holder shall pay to the Purchaser by way of liquidated damages an amount equal to the Put Price (as defined in the Option Agreement) to be determined in accordance with Section 5.2 of the Option Agreement.

(b)           Such liquidated damages shall be paid by the Holder in immediately available funds to an account designated by the Purchaser no later than thirty (30) calendar days following receipt by it of written notice by the Purchaser of such breach or sixty (60) calendar days following receipt of a written notice by the Purchaser of the impossibility to complete the transfer of the CTC Interest, as the case may be.

(c)           If such liquidated damages are paid within the period provided in this Section 6.8, such liquidated damages shall be the Purchaser’s sole remedy in respect of any such breach or any related breach of any representation or warranty of the Warrantors contained herein or in any other agreement or instrument furnished by the Warrantors to the Purchaser pursuant hereto; and no Warrantor shall be subject to any further remedy (equitable or otherwise) or liability in respect thereof.

(d)           In the event that the Put Option (as defined in the Option Agreement) becomes exercisable pursuant to the terms thereof, and the Purchaser chooses not to exercise the Put Option, the Holder shall not be subject to any liability under this Section 6.8 or the Option Agreement in respect of the event giving rise to the exercisability of the Put Option.

ARTICLE VII
TERMINATION

7.1           Termination of Agreement.  The Parties may terminate this Agreement prior to the Closing, as provided below:

(a)           the Parties may terminate this Agreement by mutual written consent;

(b)           the Purchaser may terminate this Agreement by giving written notice to the Seller in the event any Warrantor is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (o) (Representations and Warranties) or (p) (Compliance) of Section 5.1 not to be satisfied and (ii) is not cured within twenty (20) days following delivery by the Purchaser to the Seller of written notice of such breach;

(c)           the Seller may terminate this Agreement by giving written notice to the Purchaser in the event the Purchaser is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (a) (Representations and Warranties) or (b) (Compliance) of Section 5.2 not to be satisfied and (ii) is not cured within twenty (20) days following delivery by the Seller and the Guarantor to the Purchaser of written notice of such breach;

(d)           the Purchaser may terminate this Agreement by giving written notice to the Seller and the Guarantor if the Closing shall not have occurred on or before February 29, 2008 (the “Drop-Dead Date”) by reason of the failure of any condition precedent under Section 5.1 (unless the failure results primarily from a breach by the Purchaser of any representation, warranty or covenant contained in this Agreement); provided, however, that solely in the event that any required approval of, authorization by or registration with any Governmental Entity has not be received by February 29, 2008, the Drop-Dead Date shall be extended to March 31, 2008; or

(e)           the Seller may terminate this Agreement by giving written notice to the Purchaser if the Closing shall not have occurred on or before the Drop-Dead Date by reason of the failure of any condition precedent under Section 5.2 (unless the failure results primarily from a breach by any Warrantor of any representation, warranty or covenant contained in this Agreement).

7.2           Effect of Termination.  If any Party terminates this Agreement pursuant to Section 7.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for breaches of this Agreement prior to such termination and other than as provided for in Section 4.4(c)).

ARTICLE VIII
DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Acquired Interest” shall have the meaning set forth in Section 1.1.

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

“Agreed Amount” shall mean part, but not all, of the Claimed Amount.

“Arbitrators” shall have the meaning set forth in Section 9.11.

“Balance Sheets” shall have the meaning set forth in Section 2.8.

“Charter” shall have the meaning set forth in Section 2.1.

“Claim Notice” shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Claimed Amount” shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

“Claims” shall mean any restrictions, liens, claims, charges, security interests, assignments, mortgages, deposit arrangements, pledges or encumbrances of any kind or nature whatsoever.

“Closing Date” shall mean the Drop-Dead Date, or such other date as may be mutually agreeable to the Parties.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Consideration” shall have the meaning set forth in Section 1.2(a).

“Controlling Party” shall mean the party controlling the defense of any Third Party Action.

“Corporate Reorganization” shall mean that legal, transactional or other activity which is required to ensure that the each of the Target Subsidiaries is a wholly owned Subsidiary of the Target.

“CTC Representative” shall mean one or more individuals, each reasonably acceptable to the Seller and the Target, appointed by the Purchaser for the purposes specified in Section 1.2(b), Section 4.2(j) and Section 4.3.

“CTCM 31 Advertising” shall have the meaning set forth in Section 5.1(a).

“CTCM 31 Production” shall have the meaning set forth in Section 5.1(a).

“Damages” shall mean any and all debts, obligations and other liabilities, diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution proceedings relating to a Third Party Action or an indemnification claim under Article VI), other than those costs and expenses of arbitration of a Dispute which are to be shared equally by the Indemnified Party and the Indemnifying Party as set forth in Section 9.11.

“Designated Person” shall mean any officer, employee or director of the Target, any Target Subsidiary or any or affiliate thereof.

“Disclosure Schedule” shall have the meaning set forth in Section 5.1(v).

“Drop-Dead Date” shall have the meaning set forth in Section 7.1(d).

“Expected Claim Notice” shall mean a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, an Indemnified Party reasonably expects to incur Damages for which it is entitled to indemnification under Article VI.

“Fair Market Value of the Acquired Interest” shall have the meaning set forth in Section 6.7(b).

“Financial Statements” shall mean, in respect of each of the Target and each Target Subsidiary, the Statutory Accounts and the Management Accounts.

“Foundation Agreements” shall mean the foundation agreements in respect of the Target and each of the Services Companies, substantially in the forms attached hereto as Exhibit C-1 and Exhibit C-2, respectively.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Indemnification Dispute” shall mean the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.

“Indemnified Party” shall mean a party entitled, or seeking to assert rights, to indemnification under Article VI.

“Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.

“In-House Programming” shall have the meaning set forth in Section 2.13(a).

“Legal Proceeding” shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Management Accounts” shall mean, in respect of each of the Target and each Target Subsidiary, the unaudited management accounts of such company as of and for the twelve (12) months ended December 31, 2007.

“Money Laundering Laws” shall have the meaning set forth in Section 2.25.

“Net Debt” shall mean the sum of short-term and long-term interest bearing liabilities and repayable financial facilities or borrowings, less cash and cash equivalents of the Target Group on a consolidated basis.

“Non-controlling Party” shall mean the party not controlling the defense of any Third Party Action.

“Option Agreement” shall have the meaning set forth in Section 5.1(d).

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Parties” shall mean the Purchaser and each Warrantor.

“Permits” shall have the meaning set forth in Section 2.14.

“Post-Closing Statement” shall have the meaning set forth in Section 1.3(a).

 “Purchaser Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to Legal Proceedings involving the Purchaser) of Section 5.2 is satisfied in all respects.

“Purchaser” shall have the meaning set forth in the first paragraph of this Agreement.

“Reasonable Best Efforts” shall mean best efforts, to the extent commercially reasonable.

“Response” shall mean a written response containing the information provided for in Section 6.4(c).

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Target and not material to the Target.

“Service Companies” shall have the meaning set forth in Section 5.1(a).

“Statutory Accounts” shall mean, in respect of each of the Target and each Target Subsidiary, the statutory accounts of such company for each of the five fiscal years ended December 31, 2006.

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Target holds share capital or other ownership interests representing (a) more than fifty percent (50%) of the voting power of all outstanding share capital or ownership interests of such entity or (b) the right to receive more than fifty percent (50%) of the net assets of such entity available for distribution to the holders of issued share capital or ownership interests upon a liquidation or dissolution of such entity.

“Target Group” shall mean the Target and the Target Subsidiaries.

“Target Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (i) the business, assets, liabilities, capitalization, prospects, condition (financial or other), or results of operations of the Target and the Target Subsidiaries, taken as a whole, resulting in, or which would reasonably be expect to result in, a negative impact on the gross revenue of the Target Group on a consolidated basis for the four financial reporting quarters immediately following the date of this Agreement in an amount exceeding ten percent (10%) of the gross revenue of the Target Group on a consolidated basis for the four most recently completed financial reporting quarters ending prior to the date of this Agreement; or (ii) the ability of the Purchaser to operate the business of the Target and each of the Target Subsidiaries immediately after the Closing; provided, however, that any such material adverse change, event, circumstance or development that results from or is directly attributable to (v) an action taken by Target or a Target Subsidiary at the express written direction of the Purchaser or any Affiliate thereof (including, without limitation, CTCM 31 Production and CTCM 31 Advertising); (w) any reduction in the aggregate amount or value of advertising placed, or in the number or scope of contracts with advertisers or advertising agencies made or which may be made, pursuant to Contract No. 01-ДK-KZ dated December 28, 2007 (with “Video International”, Kazakhstan) or any successor, replacement or amendment thereto pursuant to which the Target cannot control the amount of revenue from the placement of advertising; (x) changes in general economic or industry conditions, (y) force majeure events, or (z) the announcement of the transactions contemplated by this Agreement, shall not constitute a Target Material Adverse Effect.

“Target Subsidiaries” shall mean the following wholly owned subsidiaries of the Target (each, a “Target Subsidiary”): “31 Channel — Aktau” LLP; “31 Channel — Aktobe” LLP; “31 Channel — Atyrau” LLP; “31 Channel — Kostanai” LLP; “31 Channel — Shymkent” LLP; and “31 Channel — Ust-Kamenogorsk” LLP.

“Target” shall have the meaning set forth in the first paragraph of this Agreement.

“Tax Returns” shall mean any and all reports, returns, declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting work papers or information with respect to any of the foregoing, including any amendment thereof.

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, share capital, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind whatsoever imposed by the Republic of Kazakhstan or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

“Third Party Action” shall mean any suit or proceeding by a person or entity other than a Party for which indemnification may be sought by a Party under Article VI.

“Transaction Agreements” shall mean this Agreement and all other legal documents required to consummate the transactions contemplated by this Agreement, including, without limitation, the Service Agreements, the Foundation Agreements and the Option Agreement.

“Warrantor Certificate” shall mean a certificate to the effect that each of the conditions specified in Section 5.1 is satisfied in all respects.

“Warrantors” shall have the meaning set forth in the preamble.

ARTICLE IX
MISCELLANEOUS

9.1           Disclosure.  The Purchaser and the Warrantors agree that no disclosure of this Agreement or the transactions contemplated hereby shall be made to any third party without the consent of the Guarantor and the Purchaser, except as may be required by law (in which event the non-disclosing parties shall be given an opportunity to review in advance the proposed disclosure).  Notwithstanding the foregoing, the parties hereby agree that the Purchaser may publicly disclose the fact that the parties have agreed to the transaction described herein, including the Consideration, as and when required by the rules of the U.S. Securities and Exchange Commission, and may make any filing with the U.S. Securities and Exchange Commission required to be made in connection therewith.

9.2           No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

9.3           Entire Agreement.  This Agreement (including the exhibits and Schedules hereto) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof and thereof, including, without limitation, the Binding Termsheet dated September 3, 2007.

9.4           Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Parties; provided that the Purchaser may assign its rights, interests and obligations hereunder to an Affiliate of the Purchaser so long as the Purchaser guarantees such obligations.  Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.4 is void.

9.5           Copies; Facsimile Signature; Language.  This Agreement shall be executed in six copies, each of which shall be in the Russian and English languages. For the purposes of interpretation the English version shall prevail. Each of the six copies shall be deemed an original.  This Agreement may be executed by counterpart and facsimile signature.

9.6           Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7           Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered three business days after it is sent via a reputable international courier service, in each case to the intended recipient as set forth below:

If to the Target: 155, Tazhibayeva Str. 050060, Almaty Republic of Kazakhstan Attn: Nurzhan Mukhamejanova, Executive Director Phone: +7 (727) 250 5031 Fax: +7 (727) 250 5031 Email: nurzhan@31.kz

If to the Purchaser:

CTC Media, Inc.

Pravda Street, 15A

Moscow, Russia 125124

Attn: Vladimir Khanumyan

Chief Operating Officer

Phone:  +7 (495) 981 0740
Fax:      + 7 495 785 6349
Email: ‘VHanumyan@ctcmedia.ru’

Copy to: WilmerHale Alder Castle 10 Noble Street London EC2V 7QJ England Attn: Trisha Johnson, Esq. +44 (0)20 7645 2530 (t) +44 (0)20 7645 2424 (f) trisha.johnson@wilmerhale.com

If to the Seller:

135 zh, Gagarin Ave

050060, Almaty

Republic of Kazakhstan

Attn: Talgat Kamarov,

Board Member — Managing Director

Kazkommerts Securities JSC

Phone: +7 (727) 259 7720

Fax: +7 (727) 311 1039

Email: TaKamarov@kazks.kz

If to the Holder or the Guarantor:

117/6 Dostyk Ave.

050059 Almaty

Republic of Kazakhstan

Attn: Mr. Talgat Abdukhalikov

Chairman of the Board

Phone: +7 (727) 295 2637

Fax: +7 (727) 295 2637

E-mail: talgat.abdukhalikov@verny-capital.kz

Copy to:

447 Dostyk Ave.

050059 Almaty

Republic of Kazakhstan

Attn: Mr. Garik Mikayelyan

Member of the Committee of Directors

Phone: +7 (727) 267 7979

Fax: +7 (727) 267 7978

E-mail: garik.mikayelyan@verny.kz

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.8           Governing Law.  All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including, without limitation, its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York.

9.9           Amendments and Waivers.  The Parties may mutually amend any provision of this Agreement.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties.  No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver.  No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.10         Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

9.11         Arbitration.

(a)           Any dispute concerning or arising out of this Agreement shall be submitted to binding arbitration as provided for below; provided, however, that the Parties shall first be required to attempt to resolve an Indemnification Dispute in accordance with Section 6.4(d).

(b)           Any matter submitted to arbitration pursuant to this Section 9.11 or Section 6.4 hereof (subject to Section 6.4(d) hereof) shall be resolved by arbitration under the Rules of the London Court of International Arbitration.  The number of arbitrators shall be three (the “Arbitrators”).  One arbitrator shall be selected by the Purchaser, one shall be selected jointly by the Warrantors, and the third shall be selected by the other two arbitrators.  The arbitration shall be conducted in accordance with the following provisions:

(i)            The parties shall commence the arbitration by jointly filing a written submission with the London Court of International Arbitration.

(ii)           The seat of arbitration shall be London, England; the language to be used in the arbitral proceedings shall be English; and the governing law shall be the substantive internal laws of the State of New York.

(iii)          Not later than thirty (30) calendar days after the conclusion of the arbitration hearing, the Arbitrators shall prepare and distribute to the parties a writing setting forth the arbitral award and the Arbitrators’ reasons therefor.  Any award rendered by the

Arbitrators shall be final, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction, provided that the Arbitrators shall have no power or authority to grant injunctive relief, specific performance or other equitable relief.

(iv)          The Arbitrators shall have no power or authority, to (x) modify or disregard any provision of this Agreement, including the provisions of this Section 9.11, or (y) address or resolve any issue not submitted by the parties.

(v)           In connection with any arbitration proceeding pursuant to this Agreement, each party shall bear its own costs and expenses, except that the fees and costs of the Arbitrators, the costs and expenses of obtaining the facility where the arbitration hearing is held, and such other costs and expenses as the Arbitrators may determine to be directly related to the conduct of the arbitration and appropriately borne jointly by the parties (which shall not include any party’s attorneys’ fees or costs, witness fees (if any), costs of investigation and similar expenses) shall be shared equally by the Indemnified Party and the Indemnifying Party.

9.12         Construction.

(a)           The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b)           Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c)           Any reference herein to “including” shall be interpreted as “including, without limitation”.

(d)           Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

9.13         Confidentiality

(a)           Except as provided below, each party to this Agreement shall keep confidential (and shall ensure that its Affiliates and its and its Affiliates’ officers, employees, agents and professional and other advisers keep confidential) any information, commercial or technical:

(i)            which it may have or acquire before or after the date of this Agreement in relation to the Target Group, its customers, business, assets, technology or affairs; and

(ii)           which it may have or acquire before or after the date of this Agreement in relation to the customers, business, assets, technology or affairs of each of the other parties to this Agreement and their Affiliates (collectively, “Confidential Information”).

No party shall use for its own business purposes or disclose to any third party any Confidential Information without the consent of the disclosing party. Each party represents that it has policies and procedures designed to protect Confidential Information.

(b)           Exceptions.  The obligation of confidentiality under this Section 9.13 does not apply to:

(i)            information which is independently developed by the relevant party or acquired from a third party to the extent that it is acquired with the right to disclose the same;

(ii)           information which is in the public domain (otherwise than as a result of a breach of this Section 9.13);

(iii)          the disclosure in confidence to a party’s professional advisers of information reasonably required to be disclosed for a purpose reasonably incidental to this Agreement;

(iv)          information which is required to be disclosed under applicable law (provided the disclosing party shall give written notice to the other parties of the need to disclose prior to such disclosure);

(v)           the public filing in electronic form of a copy of this Agreement by the Purchaser with the U.S. Securities and Exchange Commission as an exhibit to a filing under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934; and

(vi)          any disclosure reasonably determined by the Purchaser to be required or advisable in order to enable the Purchaser, as a publicly listed company, to fulfill its disclosure obligations under the rules and regulations of the U.S. Securities and Exchange Commission or the Nasdaq Global Market.

(c)           Return of Confidential Information.  If this Agreement terminates, any party may by notice require the return if its Confidential Information. If so, the other party shall (and shall ensure that its Affiliates and its officers and employees and those of its Affiliates shall):

(i)            return all documents containing Confidential Information which have been provided by or on behalf of the party demanding the return of Confidential Information; and

(ii)           destroy any copies of such documents and any other document or other record reproducing, containing or made from or with reference to the Confidential Information (save, in each case, for any submission to or filings with the public authorities and file copies of any such document to be retained by the party or its legal counsel). The other party shall return or destroy the Confidential Information as soon as practicable after receiving notice.

(d)           Survival after Termination.  The provisions of this Section 9.13 shall survive a termination of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PURCHASER: CTC MEDIA, INC.

By:	/s/ Alexander Rodnyansky
	Name:	Alexander Rodnyansky
	Title:	Chief Executive Officer

SELLER: “ART MEDIA CAPITAL” CLOSED UNIT INVESTMENT FUND OF RISK INVESTMENTS UNDER THE MANAGEMENT OF KAZKOMMERTS SECURITIES JSC

By:	/s/ Talgat Kamarov
Talgat Kamarov
Managing Director

HOLDER: “VERNYE INVESTITSYI” CLOSED UNIT INVESTMENT FUND OF RISK INVESTMENTS UNDER THE MANAGEMENT OF VERNY CAPITAL JSC

By:	/s/ Talgat Abdukhalikov
Talgat Abdukhalikov
Chairman of the Board

GUARANTOR: VERNY CAPITAL JSC

By:	/s/ Talgat Abdukhalikov
Talgat Abdukhalikov
Chairman of the Board

TARGET: TELERADIOKOMPANIYA 31ST KANAL LLP

By:	/s/ Nurzhan Mukhamejanova
Nurzhan Mukhamejanova
Executive Director

SCHEDULE 2

Licenses

The Target and each Target Subsidiary shall have obtained and shall hold all required licenses, permits and authorizations to broadcast in their respective regions and otherwise required to conduct their businesses, including, without limitation, the following:

•      a license for the organization of television broadcasting;

•      a permit for the use of the radiofrequency spectrum;

•      a permit for the use of radioelectronic equipment and high-cycle devices; and

•      mass media registration with the competent authority (currently the Ministry of Culture and Information of the Republic of Kazakhstan).

The geographic regions covered by the foregoing licenses and permits held by the Target:

•      Almaty

•      Astana

•      Karaganda

•      Petropavlovsk

•      Semei

•      Taraz

The geographic regions covered by the foregoing licenses and permits held by the Target Subsidiaries:

•      Aktau

•      Aktobe

•      Atyrau

•      Kostanai

•      Shymkent

•      Ust-Kamenogorsk